SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. )*


                       Insignia Financial Group, Inc.
                              (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class and Securities)


                                457956 20 9
                               (CUSIP Number)


        Terry Considine                     Copy to:
        Apartment Investment and            Patrick J. Foye, Esq.
        Management Company                  Skadden, Arps et al.
        1873 South Bellaire Street          919 Third Avenue
        17th Floor                          New York, New York  10022
        Denver, Colorado  80222             (212) 735-2274
        (303) 757-8101
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               March 17, 1998
          (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )
-------------------------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 457956 20 9              13D
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(1)   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Apartment Investment and Management Company
       I.R.S. # 84-1259577
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b) ( )
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(3)  SEC USE ONLY

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(4)  SOURCE OF FUNDS*
      WC
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )

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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
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                              (7)  SOLE VOTING POWER
                                       4,415,737(1)
    NUMBER OF SHARES          ----------------------------------------------
      BENEFICIALLY            (8)  SHARED VOTING POWER
      OWNED BY                         4,415,737(2)
        EACH                  ----------------------------------------------
      REPORTING               (9)  SOLE DISPOSITIVE POWER
       PERSON                          4,415,737(3)
        WITH                  ----------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                       0
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,415,737
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                    (  )
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.4%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
          CO
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1  The shares of Issuer common stock (the "Shares") covered by (7) of the cover page this Schedule 13D are purchasable by AIMCO upon exercise of Call Options granted to AIMCO as of March 17, 1998, or upon exercise of Put Options granted to certain stockholders of the Issuer by AIMCO as of March 17, 1998, and described in Item 4 of this Schedule 13D. Prior to the exercise of the Call Options or the Put Options, AIMCO is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Call Options or the Put Options, except for the limited voting rights granted to AIMCO pursuant to the Voting Agreements and the Irrevocable Proxies, as described in Item 4. The Call Options or the Put Options may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. AIMCO expressly disclaims beneficial ownership (except for the limited voting rights granted to AIMCO pursuant to the Voting Agreements and the Irrevocable Proxies) of any of the Shares which are purchasable by AIMCO upon exercise of the Call Options or the Put Options until such time as AIMCO purchases such Shares upon any such exercise.

2 The shares of Issuer common stock covered by (8) of the cover page of this Schedule 13D are subject to the limited voting rights granted to AIMCO pursuant to Voting Agreements with certain stockholders of the Issuer, and Irrevocable Proxies executed by such stockholders of the Issuer in favor of AIMCO, as described in Item 4 of this Schedule 13D.

3  See footnote (1) above.

4 After giving effect to the exercise of all of the Call Options or all of the Put Options as described herein.



ITEM 1:     SECURITY AND ISSUER

            This Schedule 13D relates to the Class A Common Stock, $.01 par value per share (the "Shares"), of Insignia Financial Group, Inc. (the "Issuer") which has its principal executive office at One Insignia Financial Plaza, P.O. Box 1089, Greenville, South Carolina 29602.

ITEM 2:     IDENTITY AND BACKGROUND

            This Schedule 13D is being filed by Apartment Investment and Management Company, a Maryland corporation ("AIMCO"). The executive office of AIMCO is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The principal business of AIMCO is to own and operate multi-family residential properties. Certain information concerning the directors and executive officers of AIMCO is set forth in Schedule I hereto.

            (a-c) Not applicable.

            (d) AND (e) To the best knowledge of AIMCO, none of the persons listed in Schedule I hereto have, during the last five years
            (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Not applicable.

ITEM 3:     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Call Options (as defined in Item 4 below) to acquire Shares were granted to AIMCO as an inducement to AIMCO's entering into an agreement and plan of merger (the "Merger Agreement"), dated as of March 17, 1998, by and among AIMCO, the Issuer, AIMCO Properties, L.P., a Delaware limited partnership, and Insignia/ESG, Inc., a Delaware corporation, providing for the merger (the "Merger") of the Issuer with and into AIMCO, with AIMCO being the surviving corporation. The Merger Agreement provides that prior to the Merger, the Issuer will spin off (the "Spin Off") to its stockholders all of the common stock of Insignia/ESG, Inc., an entity to which the Issuer will transfer all of its assets unrelated to its multifamily apartment business, as well as its multifamily apartment business located in the New York metropolitan area. Pursuant to the Merger, each outstanding Share will be converted into the right to receive, in the aggregate, approximately $303 million in Series E Preferred Stock, par value $0.01 per share, of AIMCO (the "Series E Preferred Stock"). In addition to receiving the same dividend as holders of shares of common stock, $0.01 par value per share, of AIMCO (the "AIMCO Shares"), holders of Series E Preferred Stock are entitled to a preferred dividend of, in the aggregate, $50 million; when such preferred dividends is paid, each share of Series E Preferred Stock will automatically convert into one AIMCO Share. In addition, AIMCO will assume approximately $308 million in outstanding indebtedness of the Issuer, and approximately $150 million of 6 1/2% Trust Convertible Preferred Securities of Insignia Financing I, a Delaware business trust controlled by the Issuer. Furthermore, the Merger Agreement provides that following consummation of the Merger, AIMCO is required to offer to purchase the outstanding shares of beneficial interest (the "IPT Shares") in Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), not owned by the Issuer, at a price of at least $13.25 per IPT Share. 75% of the outstanding IPT Shares are owned by the Issuer, and, assuming a price of $13.25 per IPT Share, the remaining outstanding IPT Shares are valued at an aggregate price of approximately $100 million.

            If the stockholders of AIMCO do not approve the Merger, the Merger Agreement provides that AIMCO will issue to holders of Shares, in the aggregate, approximately $203 million in Series E Preferred Stock and $100 million in Series F Preferred Stock, par value $0.01 per share, of AIMCO (the "Series F Preferred Stock"). Holders of Series F Preferred Stock are entitled to receive the same dividends as holders of AIMCO Shares, as well as preferred distributions of 10% of the face value of such Series F Preferred Stock, with the preferred return rate escalating by 1% each year until a 15% annual return is achieved. Upon the approval of stockholders of AIMCO, each share of Series F Preferred Stock will convert into a share of Series E Preferred Stock.

            The Merger is subject to the approval of the Issuer's stockholders, regulatory approvals, and the satisfaction or waiver of various other conditions. None of the Call Option Triggering Events (as defined in Item 4 below) permitting the exercise of the Call Options, or the Put Option Triggering Events (as defined in Item 4 below) permitting the exercise of the Put Options, has occurred as of the date hereof. In the event that the Call Options become exercisable and AIMCO wishes to purchase the Shares subject thereto, or in the event that the Put Options become exercisable and one or more of the Stockholders exercise their Put Options, AIMCO anticipates that it would fund the purchase of such Shares with working capital or through other financing sources available to AIMCO at the time of exercise.

ITEM 4:     PURPOSE OF TRANSACTION

            As an inducement to AIMCO to enter into the Merger Agreement, each of Andrew L. Farkas, Ronald Uretta, James A. Aston, Frank
            M. Garrison, Metropolitan Acquisition Partners IV, L.P., Metropolitan Acquisition Partners V, L.P. and the Andrew Farkas Trust U/A dated February 25, 1998 (each a "Stockholder" and collectively, the "Stockholders") has entered into a call option, put option and purchase price adjustment agreement with AIMCO, each dated as of March 17, 1998 (each an "Option Agreement"), whereby each Stockholder granted to AIMCO an option (each a "Call Option") to purchase, under certain circumstances described below, 45% of the Shares owned by such Stockholder, and 45% of the Shares issuable upon the exercise of any options and/or warrants to purchase Shares (collectively, the "Convertible Shares") that have vested at the time of a Call Option Triggering Event (as defined below) owned by such Stockholder (or 100% of such shares, and such Convertible Shares, if the Spin Off has previously occurred or the Merger Agreement has been terminated under certain circumstances described in the Merger Agreement), at a price of $25.00 per Share, or $11.00 per Share in the event that the Spin Off has occurred, subject to adjustment in the event that AIMCO increases the consideration it would pay in the Merger. Each Option Agreement requires AIMCO, in the event that it chooses to exercise its Call Option pursuant to such Option Agreement, to exercise all Call Options granted to it pursuant to all seven Call Option Agreements. After receiving notice from AIMCO concerning the exercise of its Call Option, each Stockholder is required to exercise his or its vested options and warrants and acquire the Shares underlying such options and warrants. The Option Agreement requires AIMCO to loan to the Stockholders the money needed to exercise such options and warrants. As of March 20, 1998, 4,415,737 Shares were, in the aggregate, subject to the Call Option provisions of the Option Agreements. Based on the number of Shares outstanding on March 20, 1998, all of the Call Options would be exercisable for approximately 13.4% of the Shares then outstanding.

            AIMCO may exercise each Call Option, in whole or in part, following the happening of certain events (each a "Call Option Triggering Event"), provided that AIMCO provide notice of the exercise of the Call Options in accordance with the Option Agreements. After receiving notice from AIMCO concerning the exercise of its Call Option, each Stockholder is required to exercise his or its vested options and warrants and acquire the Shares underlying such options and warrants. The Option Agreement requires AIMCO to loan to the Stockholders the money needed to exercise such options and warrants. A Call Option Triggering Event is deemed to have occurred in the event that the Merger Agreement is terminated due to (a) failure of any waiting period under the Hart-Scott- Rodino Antitrust Improvements Act of 1976 applicable to the Merger to have expired or terminated, (b) any permanent injunction or other order by any federal or state court preventing consummation of the Merger or (c)(i) the Issuer validly terminating the Merger Agreement pursuant to Section 9.1(b)(i) thereof and (ii) the absence of a right by AIMCO to validly terminate the Merger Agreement pursuant to Section 9.1(b)(i) thereof. Each Option Agreement provides that the Call Option will terminate upon the Termination Date. "Termination Date" means the earlier to occur of (i) the time immediately prior to the Effective Time (as defined in the Merger Agreement), and (ii) five business days after the occurrence of a Call Option Trigger Event, Put Option Trigger Event or a Price Protection Trigger Event (as defined in the Merger Agreement), provided that if AIMCO or the Stockholder, as the case may be, provides written notice to the other party of its wish to exercise the Call Option, in the case of AIMCO, or the Price Protection Right or the Put Option, in the case of the Stockholder, then ten business days after the earliest of (a) delivery of the written notice, if any, exercising the Call Option, (b) delivery of the written notice, if any, exercising the Price Protection Right, if there has been no Call Option Trigger Event or if no exercise of the Call Option has been delivered, (c) delivery of the written notice, if any, exercising the Put Option and (d) the satisfaction or waiver of the applicable conditions set forth in the first paragraph of Section 3 of such Option Agreement.

            Pursuant to the terms of the Option Agreements, AIMCO granted the Stockholders options to sell (each a "Put Option") to AIMCO, under certain circumstances described below, all of the Shares and Convertible Shares owned by such Stockholder, all at a price of $25.00 per Share, or $11.00 per Share in the event that the Spin Off has occurred, subject to adjustment as provided in each such Option Agreement. As of March 20, 1998, 4,415,737 Shares in the aggregate were subject to the Put Option provisions of the Option Agreements. Based on the number of Shares outstanding on March 20, 1998, all of the Put Options would be exercisable for approximately 13.4% of the Shares then outstanding.

            Each Stockholder may exercise its Put Option, in whole or in part, following the happening of certain events (each a "Put Option Triggering Event"), provided that such Stockholder provide notice of the exercise of his or its Put Option in accordance with his or its Option Agreement. A Put Option Triggering Event is deemed to have occurred in the event that the Merger Agreement has been validly terminated by the Issuer pursuant to Section 9.1(b)(i) thereof, but if, and only if, AIMCO did not have the right to validly terminate the Merger Agreement pursuant to Section 9.1(b)(i) thereof on the date of such termination. Each Option Agreement provides that the Put Option will terminate upon the Termination Date.

            Pursuant to the Option Agreements, each Stockholder agreed not to transfer, pledge, hypothecate, sell, exchange or offer to transfer or sell or otherwise dispose of or encumber or grant any proxy or consent with respect to any of his or its Shares or Convertible Shares at any time prior to the Termination Date, except that each Stockholder may execute a Voting Agreement (as defined below) and an Irrevocable Proxy (as defined below) as contemplated by the Merger Agreement, sell options and/or warrants for Convertible Shares to the Issuer after the Spin Off and prior to the consummation of the Merger or pledge all or part of the Shares to a bona fide financial institution which agrees in writing to be bound by such Stockholder's Option Agreement. Each Stockholder further agreed that prior to the Closing (as defined in the Merger Agreement) such Stockholder would retain record (to the extent he or it possesses record ownership as of March 17, 1998) and beneficial ownership of all of such Stockholder's Shares and, except for the sale of options and/or warrants for Convertible Shares to the Issuer after the Spin Off and prior to the consummation of the Merger, such Stockholder's options and/or warrants for Convertible Shares.

            The description contained in this Item 4 of the transactions contemplated by the Option Agreements is qualified in its entirety by reference to the full text of the Option Agreements which are incorporated by reference herein. A form of the Option Agreements is filed as Exhibit 1 hereto.

            As a further inducement to AIMCO entering into the Merger Agreement, each Stockholder agreed to enter into a voting agreement with AIMCO (each a "Voting Agreement"), whereby each such Stockholder agreed to vote all Shares owned by such Stockholder in favor of the Merger Agreement and all transactions contemplated thereby, and against any proposals by entities unaffiliated with AIMCO to (i) acquire at least 20% of the outstanding equity securities of the Issuer or IPT, (ii) acquire in any manner all or substantially all of the assets of the Issuer or IPT, or (iii) enter into a merger, consolida tion, share exchange or other business combination or spin off or similar distribution involving the Issuer or IPT. In connection with the Voting Agreements, each Stockholder also delivered to AIMCO an irrevocable proxy (each an "Irrevocable Proxy") empowering representatives of AIMCO to exercise all voting rights related to the matters covered by such Stockholder's Voting Agreement. The Voting Agreements and the Irrevocable Proxies shall terminate upon termination of the Option Agreements. As of March 20, 1998, 4,415,737 Shares in the aggregate were subject to Voting Agreements. Based on the number of Shares outstanding on March 20, 1998, 13.4% of the outstanding Shares are subject to Voting Agreements.

            The description contained in this Item 4 of the Voting Agreements and Irrevocable Proxies is qualified in its entirety by reference to the full text of the Voting Agreements and the Irrevocable Proxies which are incorporated by reference herein. A form of the Voting Agreements is filed as Exhibit 2 hereto, and a form of the Irrevocable Proxies is filed as Exhibit 3 hereto.

            (a)-(j) The Merger Agreement provides that prior to the Merger, the Issuer will cause the occurrence of the Spin Off, which would result in (a) the Issuer owning all assets related to its multifamily apartment business (except for its multifamily apartment business located in the New York metropolitan area), and (b) Insignia/ESG, Inc. owning all assets unrelated to the Issuer's multifamily apartment business, as well as the Issuer's multifamily apartment business located in the New York metropolitan area. Upon the consummation of the Merger, the Issuer shall be merged with and into AIMCO, with AIMCO being the surviving corporation, all Shares of the Issuer will be canceled and retired and shall cease to exist, and all options and warrants to purchase Shares shall be assumed by AIMCO and will be converted into options and warrants to purchase AIMCO Shares.

ITEM 5:     INTEREST IN SECURITIES OF THE ISSUER

            (a) As a result of the Voting Agreements and the Irrevocable Proxies, AIMCO has shared power to vote an aggregate of 4,415,737 Shares, including Convertible Shares, for the limited purposes described in Item 4 above, and such Shares constitute approximately 13.4% of the issued and outstanding Shares as of March 20, 1998.

            The number of Shares covered by the Option Agreements, including Convertible Shares, is equal to 4,415,737, which constitutes 13.4% of the issued and outstanding Shares as of March 20, 1998. Prior to the exercise of the Call Options by AIMCO, or the Put Options by the Stockholders, AIMCO is not entitled to any rights as a stockholder of Issuer with respect to the Shares covered by the Option Agreements, except for those limited voting rights granted to AIMCO by the Stockholders pursuant to Voting Agreements and the Irrevocable Proxies, because such options are exercisable only in the limited circumstances referred to in Item 4 above.

            To AIMCO's knowledge, no Shares are beneficially owned by any of the persons named in Schedule I hereto.

            (b) Schedule II sets forth the persons, and their Shares subject to Option Agreements, Voting Agreements and Irrevocable Proxies, with whom AIMCO shares the power to vote or to direct the vote or to dispose or direct the disposition of the Shares covered by this Schedule 13D.

            Schedule III to this Schedule 13D sets forth the name, present principal occupation or employment and business address of each person with whom AIMCO shares the power to vote or to direct the vote or to dispose or direct the disposition of the Shares covered by this Schedule 13D.

            During the past five years, to AIMCO's knowledge, no person named in Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and to AIMCO's knowledge, no person named in
            Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

            To AIMCO's knowledge, all persons named in Schedule II and
            Schedule III to this Schedule 13D are United States citizens.

            (c) Other than as set forth in this Item 5, to AIMCO's knowledge as of the date hereof (i) neither AIMCO nor any subsidiary or affiliate of AIMCO nor any of the persons listed on Schedule I hereto, beneficially owns any Shares, and (ii) there have been no transactions in the Shares effected during the past 60 days by AIMCO, nor to the knowledge of AIMCO, by any subsidiary or affiliate of AIMCO or any of the persons listed on Schedule I hereto.

            (d) No other person is known by AIMCO to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares obtainable by AIMCO upon exercise of the Call Options or the Put Options.

            (e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Other than as described herein, to AIMCO's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7:     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description
-------     -----------
   1        Form of Call Option, Put Option and Purchase Price Adjustment
            Agreement.

   2        Form of Voting Agreement.

   3        Form of Irrevocable Proxy.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 31, 1998               APARTMENT INVESTMENT AND
                                    MANAGEMENT COMPANY


                                    By:  /s/ Peter K. Kompaniez
                                        -----------------------------------
                                        Name:  Peter K. Kompaniez
                                        Title: President





                                                            SCHEDULE I


                 DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO


           1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. The names and positions of the executive officers and directors of AIMCO are set forth below. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

 NAME                  POSITION

 Terry Considine       Chairman of the Board of Directors and
                       Chief Executive Officer
 Peter K. Kompaniez    Vice Chairman, President and Director
 Thomas W. Toomey      Executive Vice President - Finance and Administration
 Joel F. Bonder        Executive Vice President and General Counsel
 Robert Ty Howard      Executive Vice President - Ancillary Services
 Steven D. Ira         Executive Vice President - START
 David L. Williams     Executive Vice President - Property Operations
 Harry G. Alcock       Senior Vice President - Acquisitions
 Troy D. Butts         Senior Vice President and Chief Financial Officer
 Martha Carlin         Senior Vice President - Ancillary Services
 Joseph DeTuno         Senior Vice President - Property Redevelopment
 Jack W. Marquardt     Senior Vice President - Accounting
 Leeann Morein         Senior Vice President - Investor Services and Secretary
 David O'Leary         Senior Vice President - Buyers Access
 R. Scott Wesson       Senior Vice President - Chief Information Officer
 Patricia K. Heath     Vice President and Chief Accounting Officer
 Richard S. Ellwood    Independent Director; Chairman, Audit Committee
 J. Landis Martin      Independent Director; Chairman, Compensation Committe
 Thomas L. Rhodes      Independent Director
 John D. Smith         Independent Director

           2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more.

 NAME                     PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS

 Terry Considine          Mr. Considine has been Chairman of the Board
                          of Directors and Chief Executive Officer of
                          AIMCO since July 1994.  From July 1994 to
                          July 1997, Mr. Considine also served as
                          President of AIMCO. He is the sole owner of Considine Investment Co. and prior to July
                          1994 was owner of approximately 75% of
                          Property Asset Management, L.L.C., Limited
                          Liability Company, a Colorado limited
                          liability company, and its related entities
                          (collectively, "PAM"), one of AIMCO's
                          predecessors. On October 1, 1996, Mr.
                          Considine was appointed Co-Chairman and
                          director of Asset Investors Corp. and
                          Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed a director of Financial Assets
                          Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A.
                          from Harvard College, a J.D. from Harvard Law
                          School and is admitted as a member of the Massachusetts Bar. He served as a Colorado
                          State Senator from 1987-1992 and in 1992 was the Republican nominee for election to the United States Senate from Colorado.

 Peter K. Kompaniez       Mr. Kompaniez has been President of AIMCO since
                          July 1997, and Vice Chairman and a Director of
                          AIMCO since July 1994. Since September 1993
                          Mr. Kompaniez has owned 75% of PDI Realty
                          Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief
                          Executive Officer of Heron Financial Corporation
                          ("HFC"), a United States holding company for Heron
                          International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including
                          6,217 units that have been acquired by the Company) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

 Thomas W. Toomey         Mr. Toomey was promoted to Executive Vice
                          President - Finance and Administration of AIMCO in March 1997 and has served as Senior Vice
                          President - Finance and Administration since
                          January 1996. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property
                          Company ("LPC") as well as Vice President/Senior
                          Controller and Director of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State University and is a Certified Public
                          Accountant.

 Joel F. Bonder           Mr. Bonder was appointed Executive Vice President
                          and General Counsel of AIMCO effective December 8,
                          1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of
                          NHP Partners, Inc. ("NHP") from April 1994 until
                          December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of
                          NHP from 1986 to 1991.  From 1983 to 1985,
                          Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr.
                          Bonder practiced with the Chicago law firm of Ross and Hardies.

 Robert Ty Howard         Mr. Howard was appointed Executive Vice President
                          - Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and director of four affiliated companies, Hecco
                          Ventures, Craig Corporation, Reading Company and
                          Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management.
                          From 1983 to 1988, he was employed by Spieker
                          Properties.  Mr. Howard received a B.A. from
                          Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate
                          School of Business.

 Steven D. Ira            Mr. Ira has served as Executive Vice President of
                          AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management.
                          Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National
                          Apartment Association and the Colorado Apartment
                          Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National
                          Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor
                          (CAPS) and a Certified Apartment Manager designation from the National Apartment
                          Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                          Estate Management (IREM) and he is a member of the Boards of Directors of the National Multi-Housing
                          Council, the National Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

 David L. Williams        Mr. Williams has been Executive Vice President -
                          Property Operations of AIMCO since January 1997.
                          Prior to joining AIMCO, Mr. Williams was Senior
                          Vice President of Operations at Evans Withycombe
                          Residential, Inc. from January 1996 to January
                          1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from
                          October 1989 to December 1995.  He has served on
                          National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior
                          Vice President of Operations and Acquisitions of
                          US Shelter Corporation from 1983 to 1989.  Mr.
                          Williams has been involved in the management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

 Harry G. Alcock          Mr. Alcock has served as Vice President since
                          July 1996, and was promoted to Senior Vice
                          President - Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From
                          June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC.
                          From 1988 to 1992, Mr. Alcock worked for
                          Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From
                          1987 to 1988, Mr. Alcock worked for Ford
                          Aerospace Corp.  He received his B.S. from
                          San Jose State University.

 Troy D. Butts            Mr. Butts has served as Senior Vice President and
                          Chief Financial Officer of AIMCO since November
                          1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real
                          Estate Services Group for Arthur Andersen LLP in
                          Dallas, Texas.  Mr. Butts was employed by Arthur
                          Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public
                          Accountant.

 Martha Carlin            Ms. Carlin has served as Vice President since
                          September 1996 and was promoted to Senior Vice
                          President - Ancillary Services in December 1997.
                          From December 1995 until September 1996, Ms.
                          Carlin served as Chief Financial Officer for
                          Wentwood Investment Partners. Ms. Carlin was employed by Arthur Andersen L.L.P. for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln Property Company. Ms. Carlin received a
                          B.S. from the University of Kentucky and is a certified public accountant.

 Joseph DeTuno            Mr. DeTuno has been Senior Vice President -
                          Property Redevelopment of AIMCO since September
                          1997.  Mr. DeTuno was president and founder of JD
                          Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream
                          Commercial Properties, President and Co-managing
                          Partner of Criswell Development Company, Vice
                          President of Crow Hotel and Company and Project
                          Director with Perkins & Will Architects and
                          Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

 Jack W. Marquardt        Mr. Marquardt has been Senior Vice President -
                          Accounting of AIMCO since September 1997.  Mr.
                          Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice
                          President/Corporate Controller and Manager of Data
                          Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From
                          August 1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna
                          Realty Investors, Inc. serving as Regional
                          Controller from April 1990 through September 1992.
                          Mr. Marquardt received a B.S. in Business
                          Administration/Finance from Ohio State University.

 Leeann Morein            Ms. Morein has served as Senior Vice President -
                          Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994.
                          From July 1994 until October 1997 Ms. Morein also served as Chief Financial Officer. From
                          September 1990 to March 1994, Ms. Morein served as
                          Chief Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms.
                          Morein joined California Federal in September 1988 as Director of Real Estate Syndications Accounting and became Vice President - Financial
                          Administration in January 1990. From 1983 to 1988,
                          Ms. Morein was Controller of Storage
                          Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona
                          College and is a Certified Public Accountant.

 David O'Leary            Mr. O'Leary has been President of Property
                          Services Group, Inc., an AIMCO subsidiary since
                          December 1997.  Property Services Group, Inc.
                          administers the Buyers Access program. From 1993 until 1997, Mr. O'Leary served as Regional Vice
                          President and Senior Vice President for Property
                          Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993
                          Mr. O'Leary served as Vice President and Executive
                          Vice President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington.
                          During his tenure with Commonwealth Pacific, Inc.,
                          Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr.
                          O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast United
                          States. Mr. O'Leary received his B.A. Degree from the University of Utah in 1979.

 R. Scott Wesson          Mr. Wesson has served as Senior Vice
                          President - Chief Information Officer of
                          AIMCO since July 1997.  From 1994 until 1997,
                          Mr. Wesson served as Vice President of
                          Information Services at Lincoln Property
                          Company, where he was responsible for
                          information systems infrastructure,
                          technology planning and business process re-engineering. From 1992 to 1994, Mr. Wesson served in the role of Director of Network
                          Services for Lincoln Property Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data
                          Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated Department
                          Stores, Inc. involved in planning and
                          distribution.  Mr. Wesson received his B.S.
                          from the University of Texas in 1984.

 Patricia K. Heath        Ms. Heath has served as Vice President and
                          Chief Accounting Officer of AIMCO since July
                          1994. From 1992 to July 1994, Ms. Heath served as Manager of Accounting, then Chief Financial
                          Officer, of HFC, and effective September 1993, as Chief Financial Officer of PDI. She had responsibility for all internal and external financial reporting, cash management and budgeting for HFC, its subsidiaries, related joint ventures and partnerships and for PDI.
                          Ms. Heath served as Controller for the real estate investment, development and syndication firms of Guilford Glazer & Associates from 1990 to 1992, Ginarra Holdings, Inc. from 1984 to
                          1990, and Fox & Carskadon Financial Corporation from 1980 to 1983. Ms. Heath worked from 1978 to 1980 as an auditor with Deloitte, Haskins and Sells. She received her B.S. in Business from California State University at Chico and is a Certified Public Accountant.

 Richard S. Ellwood       Mr. Ellwood was appointed a Director of AIMCO in
                          July 1994 and is currently Chairman of the Audit
                          Committee. Mr. Ellwood is the founder and President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987,
                          Mr. Ellwood had 31 years experience as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg
                          Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a Director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a Director of Corporate Realty Income Trust and
                          FelCor Suite Hotels, Inc. He is a registered investment advisor.

 J. Landis Martin         Mr. Martin was appointed a Director of AIMCO
                          in July 1994 and became Chairman of the
                          Compensation Committee in March 1998. Mr. Martin has served as President, Chief Executive Officer and a Director of NL Industries, Inc., a manufacturer of specialty chemicals, since
                          1987. Since 1988, he has served as the
                          President and Chief Executive Officer of
                          Tremont Corporation, an integrated producer of titanium metals. Mr. Martin has also served as a Director and the Chairman of the Board of Directors of Tremont Corporation since August 1990. From December 1988 until
                          January 1994, he served as Chairman of the Board of Directors of Baroid Corporation, an oilfield services company. In January 1994, Baroid Corporation became a wholly owned subsidiary of Dresser Industries, Inc. and Mr. Martin currently serves as a Director of Dresser Industries, Inc. Mr. Martin also serves as President and Chief Executive
                          Officer of Titanium Metals Corporation, an integrated producer of titanium.

 Thomas L. Rhodes         Mr. Rhodes was appointed a Director of AIMCO in
                          July 1994. Mr. Rhodes has served as the President and a director of National Review since 1992. From 1976 to 1992, Mr. Rhodes served in various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986. Mr. Rhodes also served as a Director of Underwriters
                          Reinsurance Corporation from 1987 to 1993 and was a member of the Advisory Board of TransTerra Co.
                          during 1993. He currently serves as Co-Chairman and director of Financial Assets Management, LLC and its subsidiaries, and as a director of Delphi
                          Financial Group, Inc. and its subsidiaries, The
                          Lynde and Harry Bradley Foundation, and the
                          Reserve Special Portfolio Trusts.  Mr. Rhodes is
                          Chairman of the Empire Foundation for Policy
                          Research, a Trustee of the Heritage Foundation, a Trustee of the Manhattan Institute, a Board Member of the National Center for Neighborhood Enterprise and a Member of the Council on Foreign Relations.

 John D. Smith            Mr. Smith was appointed a Director of AIMCO in
                          November 1994. Mr. Smith is Principal and
                          President of John D. Smith Developments. Mr. Smith has been a shopping center developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors.
                          Mr. Smith served as a Director for Pan-American
                          Properties, Inc. (National Coal Board of Great
                          Britain) formerly known as Continental Illinois
                          Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                          Society, Tokyo, Japan.




                                                             SCHEDULE II

Beneficial Ownership of Shares Subject to Voting Agreements, Irrevocable Proxies and Option Agreements (As of March 20, 1998).

            832,818 Shares beneficially owned by Metropolitan Acquisition Partners IV, L.P. ("MAP IV") are subject to a Voting Agreement, an Irrevocable Proxy and an Option Agreement. Such Shares represent that portion of Shares directly owned by MAP IV that are allocated to Metro Shelter Directives, Inc. ("MSD"), the general partner of MAP IV.

            186,167 Shares beneficially owned by Metropolitan Acquisition Partners V, L.P. ("MAP V") are subject to a Voting Agreement, an
Irrevocable Proxy and an Option Agreement. Such Shares represent that portion of Shares directly owned by MAP V that are allocated to MV, Inc. ("MV"), the general partner of MAP V.

            3,414,105 Shares beneficially owned by Andrew L. Farkas ("AF") (comprised of 207,047 Shares directly owned, 928,000 Shares purchasable pursuant to options and warrants which are exercisable within 60 days, 184 Shares directly owned by F III, Inc., a corporation directly owned by AF, 887,973 Shares directly owned by MSD, a corporation wholly owned by AF, 195,658 Shares directly owned by MV, a corporation wholly owned by AF, 832,818 Shares directly owned by MAP IV, 186,167 Shares directly owned by MAP V and 176,257 Shares beneficially owned by R.A.F. Resources ("R.A.F."), a general partnership in which AF is one of two general partners), are subject to a Voting Agreement, an Irrevocable Proxy and an Option Agreement. The 832,818 Shares directly owned by MAP IV, and the 186,167 Shares directly owned by MAP V, respectively, are subject to a Voting Agreement, an Irrevocable Proxy and an Option Agreement executed by MAP IV, and MAP V, respectively.

            250,000 Shares beneficially owned by The Andrew Farkas Trust U/A dated February 25, 1998 (the "AF Trust") are subject to a Voting Agreement, an Irrevocable Proxy and an Option Agreement. Andrew S. Jacobs ("ASJ"), Charles Garner ("CG") and William P. Lauder ("WLP") are trustees of AF Trust. A majority of the trustees of the AF Trust must agree in order to vote or dispose of the 250,000 Shares held by the AF Trust.

            279,506 Shares (56,506 Shares directly owned, and 223,000 Shares purchasable pursuant to options and warrants which are exercisable within 60 days) beneficially owned by James A. Aston ("JAA") are subject to a Voting Agreement, an Irrevocable Proxy and an Option Agreement.

            226,305 Shares (39,805 Shares directly owned and 186,500 Shares purchasable pursuant to options and warrants which are exercisable within 60 days) beneficially owned by Frank M. Garrison ("FMG") are subject to a Voting Agreement, an Irrevocable Proxy and an
Option Agreement.

            255,821 Shares (72,521 Shares directly owned and 193,300 Shares purchasable pursuant to options and warrants which are exercisable within 60 days) beneficially owned by Robert Uretta ("RU") are subject to a Voting Agreement, an Irrevocable Proxy and an Option Agreement.




                                                         SCHEDULE III

            1) Andrew L. Farkas. The business address of AF is 375 Park Avenue, Suite 3401, New York, New York 10152. The present principal occupation of AF is (i) the Chairman of the Board, President and Chief Executive Officer and a director of the Issuer, (ii) the President and sole director and stockholder of MV, (iii) the President and sole director and stockholder of MSD and (iv) the President and sole director and stockholder of Metropolitan Asset Group, Ltd., a New York corporation and real estate investment banking firm located at P.O. Box 1417, Greenville, South Carolina 29602.

                  F III, Inc. ("F III") is a corporation organized under the laws of the State of Delaware. The principal business of F III is to be the sole general partner of Metropolitan Partners I, L.P., which is a limited partner of MAP IV, and to serve as a general partner of a limited partnership that owns real estate in New York City. F III is wholly owned by AF. The address of the principal office of F III is One Insignia Financial Plaza, Greenville, South Carolina 29062.

                  R.A.F. is a general partnership organized under the laws of the State of New York and has a 10% limited partnership interest in MAP
IV. Andrew L. Farkas and Robin L. Farkas ("RF") are the general partners of R.A.F. The principal business of R.A.F. is to make investments of various types. The principal address of R.A.F. is One Insignia Financial Plaza, Greenville, South Carolina 29602.

                  The principal business address of RF is 730 Park Avenue, New York, New York 10021. The present principal occupation of RF is (i) private investing and (ii) a general partner of R.A.F. RF is a United States citizen.

            2) Metropolitan Acquisition Partners IV, L.P. MAP IV is a limited partnership organized under the laws of the State of Delaware. The principal business of MAP IV is to own securities of the Issuer. The principal address of MAP IV is One Insignia Financial Plaza, Greenville, South Carolina 29602. The general partner of MAP IV is MSD, a corporation organized under the laws of the State of Delaware. The principal business of MSD is to act as the general partner of MAP IV. The principal address of MSD is One Insignia Financial Plaza, Greenville, South Carolina 29602. AF is the President, sole director and sole stockholder of MSD.

            3) Metropolitan Acquisition Partners V, L.P. MAP V is a limited partnership organized under the laws of the State of Delaware. The principal business of MAP V is to own securities of the Issuer. The principal address of MAP V is One Insignia Financial Plaza, Greenville, South Carolina 29602. The general partner of MAP V is MV, a corporation organized under the laws of the State of Delaware. The principal business of the MV is to act as the general partner of MAP V. The principal address of MV is One Insignia Financial Plaza, Greenville, South Carolina 29602. AF is the President, sole director and sole stockholder of MV.

            4) The Andrew Farkas Trust U/A dated February 25, 1998. The AF Trust is a trust organized under the laws of the State of New York. The principal business of the AF Trust is to own securities of the Issuer. The address of the principal office of the AF Trust is 1585 Broadway, New York, New York 10036.

                  The three trustees of the AF Trust are CG, ASJ and WL. The business address of CG is Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017. The present principal occupation of CG is associate at the law firm of Simpson Thacher & Bartlett, the principal address of which is CG's business address. CG is also a trustee of the AF Trust. CG is a United States citizen.

                  The business address of ASJ is Proskauer Rose LLP, 1585 Broadway, New York, New York 10036. The present principal occupation of ASJ is Partner at the law firm of Proskauer Rose LLP, the principal address of which is ASJ's business address. ASJ is also a trustee of the AF Trust. ASJ is a United States citizen.

                  The business address of WL is 767 Fifth Avenue, New York, New York 10153. The present principal occupation of WL is President of Origins Natural Resources, Inc., a subsidiary of The Estee Lauder Companies, Inc. ("Estee Lauder"), a cosmetics company, and a director of Estee Lauder. The principal address of Estee Lauder is WL's principal business address. WL is also a trustee of the AF Trust. WL is a United States citizen.

            5) James A. Aston. The business address of JAA is One Insignia Financial Plaza, Greenville, South Carolina, 29602. The present principal occupation of JAA is (i) Office of the Chairman and Chief Financial Officer of the Issuer and (ii) President of IPT. The principal business of IPT is to acquire and own interests in multifamily residential and commercial properties. The principal address of IPT is One Insignia Financial Plaza, Greenville, South Carolina 29602. JAA is a United States citizen.

            6) Frank M. Garrison. The business address of FMG is 102 Woodmont Boulevard, Suite 400, Nashville, Tennessee, 37205. The present principal occupation of FMG is (i) Executive Managing Director and President of the Financial Services Division of the Issuer and (ii) Executive Managing Director of IPT. FMG is a United States citizen.

            7) Ronald Uretta. The business address of RU is One Insignia Plaza, Greenville, South Carolina, 29602. The present principal occupation of RU is (i) Chief Operating Officer and Treasurer of the Issuer and
(ii)Vice President and Treasurer of IPT. RU is a United States citizen.